
10010312

ALEXZA PHARMACEUTICALS
2009 annual report

understanding agitation...

"...it's like anger and strengt

"The police have been called several times
because I get violent and
I'm out of control"

"I black out a
don't remember things I've do
it can last a couple of day

feeling disconnected

e

"It builds up inside me and
I feel I'm just looking for an excuse
to lash out at someone."

angry

"I am embarrassed by it."

...means understanding the patient need



"I hurt the ones I love the most",

verbally abusiv

"I feel it coming on and I start to panic,
I don't want to go to the emergency room."

violent

distressed

overwhelm
grouc
restless
nervous

"I feel overwhelm
nauseous, racing heart rate, racing thoug

"I don't reach out to new people."

"I completely lost control;
feels like you're not even there, like you're standing
and observing, you would like to stop yourself,
but it keeps going on and on."

ne

building up inside."

"My heart beats really fast and I get sweaty and dizzy."


dysfunctional

ploding

"I can feel it coming on."

"A state of high anxiety, like I can't settle down and can't sleep so it exacerbates."

violent
blacking out
out of control
psychotic
shaking
poor impulse control
cursing
HOSTILITY
panic

For 8.1 million US patients with bipolar disorder and schizophrenia, acute agitation is a debilitating and dangerous condition

cold sweats
sleeplessness
anguish
no concentration

AGITATION IS A CONDITION THAT AFFECTS many people with major central nervous system disorders, from neurodegenerative diseases like Parkinson's and Alzheimer's to a variety of psychiatric diseases. In the United States alone, there are approximately 2.4 million adults with schizophrenia and 5.7 million adults with bipolar disorder, approximately 90% of whom suffer agitation. These same patients average 11 to 12 agitation episodes per year.

Agitation is characterized by a steadily growing sense of unease, tension and restlessness. Episodes generally escalate over time — several hours to several days — and as the agitation intensifies, individual behavior grows more excitable, uncontrolled, and potentially violent. Patients with schizophrenia or bipolar disorder can recognize that an episode is escalating, but current early-intervention treatment options are limited.

Most patients experiencing agitation are not treated until the episode has grown into a crisis. Alexza's market research shows that approximately 50% of treated agitation episodes are addressed in hospital emergency settings. Another 35% are handled in inpatient psychiatric hospitals or long-term care facilities. An additional 15% are treated in a physician's office or similar environment.

Because patients whose agitation has reached the point of emergency medical intervention are often frightened, anguished, and dysfunctional, the typical treatment is an intramuscular injection (often with the patient in restraints) to ensure fast and reliable effect. For the patient, the experience is invasive, disorienting and humiliating. For the medical professional, it can be dangerous and is often unrewarding since such treatment prevents establishing the patient trust needed to create a therapeutic alliance for successful longer-term treatment.

Alexza believes that agitation is inefficiently treated, and that a non-invasive, fast-acting, patient-controlled treatment such as AZ-004 can provide a superior solution — one that allows safe, rapid and effective early intervention before agitation escalates out of control, and provides better emergency treatment for patients whose agitation has reached a crisis.

vous



"Something small can start it. Something inconsequential and out of my control – like a line moving too slowly or a cell phone not working – and this feeling of anxiety and irritation and resentment just takes root and begins growing. It not only takes over my thoughts, it's also physically uncomfortable. The feeling builds up inside, sometimes for days. Then, inevitably, it boils over, and I get angry and rude and act in ways that I just can't stand. And I

simply cannot control any of it.

It's incredibly frustrating."

— Marc L.
Individual Living with Bipolar Disorder
New Jersey —

"Though agitated individuals may seem frightening to other people, they themselves frequently are struggling with overwhelming feelings such as rage, terror and despair. The faster we can help calm their agitation, the more quickly we can remove their fears and anguish, and **help make them – and everyone around them – safer.**"

— Scott Zeller, MD
Emergency Psychiatrist
Partner, JSA Health
California —



rapid, non-invasive, reliable relief.

AZ-004 is the only drug to meet all three criteria for optimal treatment of agitation

	AZ-004	Oral Tablet	Rapid Dissolve Tablet	IM Injection
RAPID ONSET OF ACTION	●	—	—	◗
RELIABILITY OF MEDICATION DELIVERY	●	—	◗	●
EASE OF ADMINISTRATION/PATIENT PREFERENCE	●	●	●	—

The American Association of Emergency Psychiatrists has long recognized that there are real challenges when dealing with acute agitation in the clinic. In 2005, the group published "Expert Consensus Guidelines for Treatment of Behavioral Emergencies," which spells out the three primary goals for treating an episode of agitation:

> rapid onset of therapeutic effect
> reliable / predictable delivery of medication
> patient preference for form of treatment

Current standards of care for treating agitation do not meet all three of these criteria. Injections, usually an intramuscular injection of an anti-psychotic or sedative, provide relatively rapid onset and dosing reliability, but are invasive and not preferred by patients — especially in the highly distressed and panicky state typical of agitation episodes. Tablets are simple to administer and are preferred by patients because they are non-invasive, but even rapid-dissolve pills can take too long to begin providing relief to calm agitated patients.

AZ-004 meets all three of the treatment guidelines. With a single, normal breath, the *Staccato*® technology delivers an accurate, rapidly absorbed dose of loxapine via the deep lung. This well studied anti-psychotic drug has excellent receptor binding attributes, a positive side effect profile for acute and intermittent conditions, and has a "calming action" effect that is preferred by clinicians for treating agitation.

Therapeutic effect from AZ-004 is rapid, comparable with an intravenous injection (showing a statistical reduction of agitation in 10 minutes in clinical studies), and agitated patients in clinical trials have found the *Staccato* device to be non-threatening and easy to use. Physicians and nurses have also embraced AZ-004 for its simplicity, speed of onset, and reliability. By allowing agitated patients more control of their treatment, AZ-004 may help clinicians achieve a less threatening atmosphere and greater rapport with agitated patients.

"The successful clinical trials we conducted with AZ-004 underscored a major change to treating agitation in patients who were either bipolar entering manic phase or experiencing early flare-up of schizophrenia symptoms. I personally saw extremely rapid calming effect in both patient populations, and the drug was very safe and well tolerated, while given at 10-20% of the usual dosing for treating agitation.

AZ-004 truly is a 'game-changer' because in my 25 years of clinical trials research I have never seen any medication like this that has such a

rapid, yet safe response.

I believe *Staccato* is the future of medication delivery for most of the disorders I treat as a neuropsychiatrist."

— Michael Lesem, MD
Medical Director
Claghorn-Lesem Research Clinic
Texas —



"When my brother starts feeling agitation building, it's like a big wave is starting to swell up and up and up. You know it's building, you know it's hanging over your head, and you know it's going to crash down, but you don't know when or where. And you have **no way of stopping it**. He needs me to give him a lot of attention and patience to get through an episode so the wave doesn't just overwhelm him. It's a real challenge for both of us every time."

— Rochelle R.
Sister and Caregiver for Chris I.

and Chris I.
Individual Living with Schizophrenia
New York —


NYC



"Agitation is one of the most frequent and frustrating elements of living with bipolar disorder or schizophrenia. It is a symptom of the illness that the individuals themselves often don't understand, and that instigates feelings of self-hatred and hopelessness. Easing the agitation or at least allowing the people living with schizophrenia or bipolar disorder to manage the condition more effectively would bring a significant improvement in quality of life. This community desperately needs successful forms of treatment for this debilitating symptom."

— Kim Z.
Patient Advocate
Depression and Bipolar Support Alliance, NYC Chapter
New York —


"Biovail is delighted to be working with Alexza to introduce this unique new treatment for agitation. *Staccato* loxapine represents a novel option in the therapeutic armamentarium to treat a condition that can be very stressful for patients and hospital staff alike."
— Chris Fibiger, PhD
Chief Scientific Officer
Biovail Laboratories International SRL —

the *staccato* advantage.

Designed specifically to treat acute and intermittent conditions

NON-INVASIVE, WITH IV-LIKE KINETICS

NO FORMULATION AND NO EXCIPIENTS OR ADDITIVES

RELIABLE AND CONSISTENTLY HIGH EMITTED DOSE (> 80%)

HIGH BIOAVAILABILITY OF EMITTED DOSE (> 90%)

ALEXZA PROPRIETARY TECHNOLOGY



THE *STACCATO* DEVICE



BEFORE INHALATION:
Drug coated on substrate



DURING INHALATION:
The substrate surface instantaneously heats to create perfectly sized particles of excipient-free drug for deep lung delivery

The *Staccato* technology at the core of AZ-004 is a novel form of inhaled drug delivery that is uniquely suited for conditions requiring speed of therapeutic effect, reliable dosing and ease of use. The *Staccato* system single-dose device houses a heat package comprising a stainless steel substrate, which is coated with excipient-free drug — the system requires no excipients or pharmaceutical stabilizers. With a single breath by the patient, the system rapidly actuates to form a drug aerosol of consistent sized particles between one and three microns. At this size, the particles are rapidly absorbed in the deep lung, ensuring rapid uptake in the bloodstream and rapid onset of pharmacological effect.



"Alexza could have regulatory approval by the end of this year for AZ-004, our first *Staccato*-based product and a new treatment that we believe could substantially improve the lives of those experiencing agitation."

TO OUR STOCKHOLDERS 2009 was a pivotal and successful year for Alexza Pharmaceuticals. After reporting in late 2008 that our lead product candidate AZ-004 (*Staccato* loxapine) had generated highly significant Phase 3 trial results in two clinical trials as a rapid treatment of agitation in patients with schizophrenia or bipolar disease, we spent the better part of 2009 preparing our first New Drug Application. Filing an NDA is a landmark event for any company, and especially for a small company, as we filed our first submission for a new product on a new technology.

It is a testament to the expertise, focus and extraordinary commitment of everyone at Alexza that we submitted the AZ-004 NDA ahead of schedule on December 11, 2009. The FDA has indicated a Prescription Drug User Fee Act (PDUFA) goal date of October 11, 2010, meaning that if all goes well, Alexza could have regulatory approval by the end of this year for our first *Staccato*-based product — a product that we believe could substantially improve the lives of those experiencing and treating agitation.

It is further testament to the creativity and hard work of everyone at Alexza — and to the substantial utility of AZ-004 as a novel and potentially superior treatment for agitation in patients with schizophrenia and bipolar disorder — that in early 2010 we announced a collaboration with Biovail Laboratories to develop and commercialize AZ-004 for the initial indication, as well as possible additional indications in the future. Under the terms of the collaboration, Alexza received an upfront cash payment of $40 million and may receive up to $90 million in future potential milestone payments. During our evaluation of possible partners for AZ-004, Biovail stood out as being uniquely suited for AZ-004 — and for Alexza. Biovail is a strong, well-regarded specialty pharmaceutical company, has set a strategic goal of becoming a leader in niche CNS drugs and is highly motivated to utilize AZ-004 as a key stepping stone to their long-term success. We feel Biovail is an excellent choice for the commercialization of AZ-004 in the United States and Canada.

In 2009, Alexza has turned a corner — we have transitioned steadily and efficiently from a development-focused company to a pre-commercial entity preparing and filing our first NDA, continuing the scale-up of our commercial manufacturing and preparing for our first product launch. We have been evolving toward this for some time.

PROGRESS IN A DIFFICULT ENVIRONMENT The general economic and financial market decline of the past 18 months created challenges for all companies and particularly for those in capital-intensive industries such as new drug development. Alexza responded by aggressively streamlining its operations and strengthening its balance sheet. Early in 2009, we reduced our workforce by more than 30% and suspended funding of all non-partnered product development programs in our pipeline other than AZ-004 and AZ-104. As a result, throughout the year we put a very large effort into the continued rapid development of AZ-004, including five follow-on trials that we successfully completed, a pre-NDA meeting with the FDA in July, and finalizing our first commercial collaboration for AZ-004 in early 2010.

In June, we announced that we renegotiated and exercised our option to purchase all the equity of Symphony Allegro. By doing so, we regained full ownership of the three product candidates that had been partially funded by Symphony. Under the terms of our Symphony Allegro purchase, Symphony Capital and its affiliates now own approximately 12% of Alexza common stock. We were also pleased to welcome Andy Busser, a partner and co-founder of Symphony Capital, to the Alexza Board of Directors.

Also during 2009, we further bolstered our balance sheet by completing a $19.7 million private placement of Alexza common stock in early October. We ended the year with cash and equivalents of $19.9 million. With the cash generated from the upfront payment associated with our collaboration with Biovail, along with the additional milestones that we believe are possible in the next 12 months, we feel Alexza is well positioned financially to support the AZ-004 NDA review, the anticipated launch of AZ-004 and beyond.

PROMISING PRODUCT/PROMISING MARKET Our optimism about AZ-004 is based on two factors. First, we believe the product candidate shows effectiveness in treating agitation, as represented by data from our clinical trials. And second, our primary market research indicates that the patient population suffering agitation is larger than is easily identified and it is currently not well served by existing treatments. There are currently no products approved to treat agitation that are both fast-acting and non-invasive — both key attributes of AZ-004.

As we detailed in last year's annual report, AZ-004 met both the primary and key secondary endpoints in the two Phase 3 trials treating


ALEXZA PIPELINE
P1
P2
P3
NDA
FDA Review
AZ-004 [STACCATO LOXAPINE]
Acute Agitation associated with Schizophrenia or Bipolar Disorder
AZ-001 [STACCATO PROCHLORPERAZINE]
Migraine Headache
AZ-104 [STACCATO LOXAPINE LOW-DOSE]
Migraine Headache
AZ-002 [STACCATO ALPRAZOLAM]
Panic-related Disorders
AZ-003 [STACCATO FENTANYL]
Breakthrough Pain
AZ-007 [STACCATO ZALEPLON]
Insomnia

"We have established a mutually beneficial collaboration with Biovail Laboratories to commercialize AZ-004 for agitation, as well as possible additional indications in the future."

agitation in patients with schizophrenia and bipolar disorder. Both trials enrolled and were completed quickly, which we believe demonstrates how enthusiastically patients, nurses, and clinicians responded to this new tool for treating agitation. Unlike existing modalities — intramuscular injections or tablets — AZ-004 meets the three key attributes in treatment guidelines outlined by the American Association of Emergency Psychiatrists: speed of onset, predictability of medication delivery, and patient preference/ease-of-use. AZ-004 is as non-invasive as taking a pill, but delivers relief as quickly as ten minutes. As the patients, caregivers and clinicians highlighted in the preceding pages make clear, AZ-004 — combining our proprietary *Staccato* technology with the well-characterized drug, loxapine — may offer a genuinely unique and potentially better way to treat agitation.

We believe the patient population that could benefit from this new form of treatment is large. There are 2.4 million adults with schizophrenia and 5.7 million adults with bipolar disorder in the United States. Our research shows that approximately 90% of them suffer from acute agitation and that those patients average between 11 and 12 agitation episodes every year.

READY FOR THE NEXT STEP Alexza has put the infrastructure in place to serve this market. We have established strong technology and materials supply relationships for our *Staccato* devices and built a cGMP manufacturing facility at our headquarters in Mountain View, California. Our senior management team overseeing regulatory and manufacturing operations is very strong. And with our Biovail collaboration, we have a strong, complementary commercial partner for AZ-004. We feel our relationship will be mutually beneficial and both companies are anticipating a positive decision from the FDA later this year leading to an initial launch of AZ-004 in early 2011.

In closing, let me once again thank Alexza's stockholders, partners, and especially our employees for your continued support and dedication in a challenging environment. 2010 promises to be another transforming year for the company. We have started with excellent positive momentum and hope to continue that positive trend through the months ahead. I look forward to reporting on our progress.



THOMAS B. KING
President and Chief Executive Officer
April 2010

corporate information

Thomas B. King
President and Chief Executive Officer

James V. Cassella, PhD
Senior Vice President
Research and Development

August J. Moretti
Senior Vice President and
Chief Financial Officer

Michael J. Simms
Senior Vice President
Operations and Quality

Joseph L. Baker
Vice President
Commercial Manufacturing

Robert S. Fishman, MD, FCCP
Vice President
Clinical Development

Emily Lee Kelley, SPHR
Vice President
Human Resources

Christopher Kurtz
Vice President
Global Supply Chain and
Sustainment Engineering

Peter D. Noymer, PhD
Vice President
Product Research and Development

Mark K. Oki
Vice President
Finance and Controller

Isaac Stein – Lead Director
President
Waverly Associates, Inc.

Hal V. Barron, MD
Executive Vice President
Genentech, Inc.
Chief Medical Officer
F. Hoffman-La Roche, Ltd.

Andrew L. Busser
Partner and Managing Member
Symphony Capital LLC

Samuel D. Colella
Managing Director
Versant Ventures

Alan D. Frazier
General Partner
Frazier Healthcare Ventures

Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.

Deepika R. Pakianathan, PhD
General Partner
Delphi Ventures

J. Leighton Read, MD
General Partner
Alloy Ventures

Gordon Ringold, PhD
Chairman and Chief Executive Officer
Alavita, Inc.

2091 Stierlin Court
Mountain View, CA 94043
650.944.7000

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To request information from the Company, including its annual report on Form 10-K, which is filed with the Securities and Exchange Commission, visit www.alexza.com or write to:

Investor Relations
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, CA 94043

The annual meeting of stockholders will be held on Tuesday, May 18, 2010 at 2:30 p.m. California time at the Company's headquarters.

Alexza common stock is traded on the Nasdaq Stock Market under the symbol ALXA. As of December 31, 2009, there were 52,411,356 shares outstanding.

DESIGN Hage Chow Inc. Oakland, CA | ILLUSTRATIONS Paul Wearing, London, UK


ALEXZA
PHARMACEUTICALS

2091 Stierlin Court
Mountain View, CA 94043

650.944.7000
www.alexza.com

Alexza Pharmaceuticals is a pharmaceutical development company focused on the research, development, and commercialization of novel proprietary products for the treatment of acute and intermittent medical conditions of the central nervous system. The Company's proprietary Staccato® system — which delivers pure aerosolized drug to deep lung tissues through one simple breath — is intended to provide uniquely fast and patient-friendly therapeutic effect. Alexza currently has six products in development targeting CNS conditions such as acute agitation, migraine headaches, breakthrough pain, and insomnia.

Alexza common stock is traded on the Nasdaq Stock Market under the symbol ALXA.